UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
July 24, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 24, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Results for the fourth quarter FY09 ended 30 June 2009
Harmony will announce its financial results for the fourth quarter and financial year ended 30 June 2009 on Monday, 17 August 2009.
Chief Executive Officer Graham Briggs will conduct a live presentation on the company’s operating. and financial performance for the quarter and year ended June 2009 at The Hyatt Hotel in Rosebank at 09:00, followed by a conference call for international parties at 15:00 (SA time).
Sens Disclosure
Harmony’s results will be released on SENS at 08:00 on Monday 17 August 2009 and simultaneously on the company’s website at www.harmony.co.za .
The presentation will be available on the Harmony website from 8:30.
Harmony’s results will be broadcast live on Summit, DStv 412.
Conference call at 15:00 (SA time)

South Africa	Toll-free	0 800 200 648
	Toll	011 535 3600

UK	Toll-free	0 800 917 7042
USA	Toll-free	1 800 860 2442
	Toll	1 412 858 4600

Australia	Toll-free	1 800 350 100

Canada	Toll-free	1 866 519 5086

Replay (Code 2668#)
South Africa	Toll	011 305 2030

USA	Toll	1 412 317 0088

UK	Toll-free	0 808 234 6771

Other	Toll	011 305 2030
These numbers are also available on the Harmony website.